Exhibit 99.10

CAPITAL CLEAN ENERGY CARRIERS CORP. ANNOUNCES

COMPLETION OF CORPORATE CONVERSION, CHANGE OF NAME,

CORPORATE LOGO AND NASDAQ TICKER

•	Company today has become a corporation renamed “Capital Clean Energy Carriers Corp.” (“CCEC”), emphasizing the company’s strategic pivot to the LNG and energy transition business

•	Upon delivery of all contracted for vessels by 3Q27, CCEC expects to become the largest U.S.-listed LNG transportation company and well-positioned for future growth

ATHENS, Greece, August 26, 2024 (GLOBE NEWSWIRE) – Capital Clean Energy Carriers Corp. (“CCEC”, “we” or “us”) (NASDAQ: CCEC), an international owner of ocean-going vessels, announces today completion of our conversion from a Marshall Islands limited partnership named “Capital Product Partners L.P.” to a Marshall Islands corporation (the “Conversion”) and our adoption of a new corporate identity with a change in name to “Capital Clean Energy Carriers Corp.” and Nasdaq stock market ticker to “CCEC” (the “Name Change”).

The Conversion and the Name Change are key milestones in our strategic pivot towards the transportation of various forms of natural gas to industrial customers, including liquefied natural gas (“LNG”) and new commodities emerging as a result of the energy transition, as initially announced in November 2023. To achieve our strategic pivot, we agreed in November 2023 to acquire 11 newbuild LNG/C vessels (the “Newbuild LNG/C Vessels”), of which five vessels are already on the water and the remaining six vessels are expected to be delivered between the first quarter of 2026 and the first quarter of 2027. In June 2024, we also ordered 10 state-of-the-art, high-specification gas carriers, including four unique handy multi gas carriers that can carry liquid CO2. These, along with the Newbuild LNG/C Vessels, collectively form the “Energy Transition Vessels”. This $3.9 billion investment, notable both in asset value and scope, demonstrates our commitment to becoming a leading provider of transportation for LNG and other clean fuels.

We have already made significant progress on our refocus of the business with 12 latest generation LNG/C vessels currently on the water plus the disposal of seven legacy container vessels during the first half of 2024. Upon delivery of our remaining Energy Transition Vessels between the first quarter of 2026 and the third quarter of 2027, we expect to become the largest U.S.-listed LNG shipping company and will offer our industrial customers a full range of transportation solutions.

Mr. Jerry Kalogiratos, our Chief Executive Officer, said: “Today’s announcement whilst symbolic is an important step in the growth and evolution of the company. It builds upon our stated intention to become the only U.S. listed shipping company offering transportation for all gas types with an emphasis on the energy transition, as these vessels can move LPG, Ammonia, Butane, Propylene and Liquid CO2, adding to LNG, where we already have a presence. This conversion to a traditional corporate structure will enhance our corporate governance and is intended to position the company as a more attractive investment opportunity in the equity capital markets. We have structured the converted company in a manner that we believe will appeal to institutional investors, which we believe will further broaden our investor base and improve our trading liquidity.”

About Capital Clean Energy Carriers

Capital Clean Energy Carriers Corp. (NASDAQ: CCEC), an international shipping company, is one of the world’s leading platforms of gas carriage solutions with a focus on the energy transition. CCEC currently owns 20 high specification vessels, including 12 latest generation LNG carriers (LNG/Cs) and eight legacy Neo-Panamax container vessels. In addition, CCEC has agreed to acquire six additional latest generation LNG/Cs, six dual fuel medium gas carriers and four handy liquid CO2/multi gas carriers, to be delivered between the first quarter of 2026 and the third quarter of 2027.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, statements related to the Conversion and its effects, the Name Change and the Energy Transition Vessels, CCEC’s ability to pursue growth opportunities and CCEC’s expectations or objectives regarding future vessel deliveries and charter rate expectations, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in our annual report filed with the SEC on Form 20-F for the year ended December 31, 2023, filed on April 23, 2024 and the risk factors set out in Exhibit 99.8 to our Report on Form 6-K furnished on August 26, 2024 . Unless required by law, CCEC expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CCEC does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

Contact Details:

Capital GP L.L.C.

Brian Gallagher

EVP Investor Relations

Tel. +44-(770) 368 4996

E-mail: b.gallagher@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com